[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

December 31, 2008



U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:          Jackson National Separate Account - I (Advisors II)
             File Nos. 333-118368 and 811-08664
             CIK: 0000927730
             Accession Number: 0000927730-08-000203

Dear Commissioners:

On December 31, 2008, we made the above referenced 485BPOS filing via EDGAR. We subsequently realized that this 485BPOS filing was made in error and should not have occurred. We are now respectfully requesting withdrawal of this previously accepted 485BPOS filing, under Form Type AW and pursuant to Rule 477 under the Securities Act of 1933. No securities were sold in connection with the filing.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel